Exhibit 99.1

Digital Currency X Technology Inc.

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on DECEMBER 22, 2025

Notice is hereby given that the extraordinary general meeting (the “EGM”) of Digital Currency X Technology Inc. (the “Company”), a Cayman Islands exempted company with limited liability, will be held at No. 8, Beijing South Road, Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006, People’s Republic of China on December 22, 2025 at 10:00 A.M. (local time). Shareholders will also be able to vote through internet or telephone.

Instructions for voting via internet or telephone are as follows:

●	INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code on the proxy form with smartphone. Shareholders should have the proxy form available when accessing the web page.

●	TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 from outside the US from any touch-tone telephone and follow the instructions. Shareholders should have your proxy form available when calling.

Vote online/phone until 11:59 p.m. Eastern Time the day before the meeting.

The EGM is called for the following purposes:

1	Proposal One: To consider and approve as an ordinary resolution to increase the Company’s authorized share capital from US$30,000,000.00 divided into 100,000,000 shares of a par value of US$0.3 each, comprising (a) 99,820,000 class A ordinary shares of a par value of US$0.3 each and (b) 180,000 class B ordinary shares of a par value of US$0.3 each, to US$3,000,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.3 each, comprising (a) 9,982,000,000 class A ordinary shares of a par value of US$0.3 each (the “Class A Ordinary Shares”) and (b) 18,000,000 class B ordinary shares of a par value of US$0.3 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”), by the creation of additional 9,882,180,000 Class A Ordinary Shares and 17,820,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”).

2	Proposal Two: To consider and approve as an ordinary resolution to

(i)	implement one or more share consolidation(s) of Ordinary Shares, whereby all the issued and outstanding and unissued Ordinary Shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the board of directors of the Company (“Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 3000:1;

(ii)	authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the EGM; or (b) elect not to implement any Share Consolidation(s) during a period of two years of the date of the EGM;

(iii)	authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s) so that no fractional shares be issued in connection with the Share Consolidation(s) and all fractional shares resulting from the Share Consolidation(s) will be rounded up to the whole number of shares; and

(iv)	if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation(s) and to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

3	Proposal Three: Subject to the approval by the shareholders of the Share Capital Increase, to consider and approve as a special resolution to amend and restate the existing third amended and restated memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated M&AA”) included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on December 11, 2025, which incorporate amendments including but not limited to the Share Capital Increase, with immediate effect, and to authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Fourth Amended and Restated M&AA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The Board unanimously recommends that the shareholders vote “FOR” the Share Capital Increase, vote “FOR” the Share Consolidation(s), and vote “FOR” the approval of the Fourth Amended and Restated M&AA.

All shareholders of the Company at the close of business on December 5, 2025 are entitled to receive notice of, attend and vote on the matters to be acted on at the EGM and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

Digital Currency X Technology Inc.

/s/ Dongchun Fan
Dongchun Fan
Chief Financial Officer

December 11, 2025

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at No. 8, Beijing South Road Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006 People’s Republic of China or send copies of the foregoing by email to jesse1208@163.com and melissa.cc777@gmail.com, in each case marked for the attention of Digital Currency X Technology Inc., not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the EGM is the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the voting rights held by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the voting rights held by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Digital Currency X Technology Inc.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________(number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the extraordinary general meeting of the Company (the “EGM”) to be held at No. 40 Tianshan Road, Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006, People’s Republic of China on December 22, 2025 at 10:00 A.M. (local time) and at any adjournment of that meeting. Shareholders will also be able to vote through internet or telephone.

Instructions for voting via internet or telephone are as follows:

●	INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code on the proxy form with smartphone. Shareholders should have the proxy form available when accessing the web page.

●	TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 from outside the US from any touch-tone telephone and follow the instructions. Shareholders should have your proxy form available when calling.

Vote online/phone until 11:59 p.m. Eastern Time the day before the meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain

1.	RESOLVED, AS AN ORDINARY RESOLUTION, TO, increase the Company’s authorized share capital from US$30,000,000.00 divided into 100,000,000 shares of a par value of US$0.3 each, comprising (a) 99,820,000 class A ordinary shares of a par value of US$0.3 each and (b) 180,000 class B ordinary shares of a par value of US$0.3 each, to US$3,000,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.3 each, comprising (a) 9,982,000,000 class A ordinary shares of a par value of US$0.3 each (the “Class A Ordinary Shares”) and (b) 18,000,000 class B ordinary shares of a par value of US$0.3 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”), by the creation of additional 9,882,180,000 Class A Ordinary Shares and 17,820,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”).	☐	☐	☐

2.

RESOLVED, AS AN ORDINARY RESOLUTION, TO,

implement one or more share consolidation(s) of Ordinary Shares, whereby all the issued and outstanding and unissued Ordinary Shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the board of directors of the Company (“Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 3000:1;

authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the EGM; or (b) elect not to implement any Share Consolidation(s) during a period of two years of the date of the EGM;

authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s) so that no fractional shares be issued in connection with the Share Consolidation(s) and all fractional shares resulting from the Share Consolidation(s) will be rounded up to the whole number of shares; and

if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation(s) and to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

		☐	☐	☐

3.	RESOLVED, AS A SPECIAL RESOLUTION, TO, subject to the approval by the shareholders of the Share Capital Increase, to consider and approve as a special resolution to amend and restate the existing third amended and restated memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated M&AA”) included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on December 11, 2025, which incorporate amendments including but not limited to the Share Capital Increase, with immediate effect, and to authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Fourth Amended and Restated M&AA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.	☐	☐	☐

Dated                2025

Executed by:

__________________________________

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.